December 3, 2018

Veniamin Minkov
Chief Executive Officer
Unex Holdings, Inc.
Ul. Sveti Kliment Ohridski 27, Apt. 8
Burgas, Bulgaria 8000

       Re: Unex Holdings, Inc.
           Registration Statement on Form S-1
           Filed November 5, 2018
           File No. 333-228161

Dear Mr. Minkov:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed November 5, 2018

General Information About our Company, page 5

1. Please provide an overview here of what "geodesy services" are and how you intend to generate revenue by providing them.
The Offering, page 5

2. Please revise your presentation to disclose that 2,270,000 instead of 2,000,000 shares of common stock are outstanding before the offering to agree with your audited balance sheet as of August 31, 2018. To the extent that there has since been a change in your outstanding shares since your most recent balance sheet date, please provide disclosure for the subsequent transaction.
 Veniamin Minkov
Unex Holdings, Inc.
December 3, 2018
Page 2
Plan of Distribution for the Selling Stockholder..., page 13

3. Your coverpage states selling stockholders will sell their shares of common stock at the fixed price of $0.03 per share for the duration of the offering; therefore, please remove the fifth bullet statement referring to "at the market to or through market makers...".
Selling Stockholders, page 22

4. In the table, you show shares owned after the offering will be the same as shares owned prior to the offering, suggesting existing stockholders will not be selling shares in this offering. Please reconcile your disclosure.
Note 3   Summary of Significant Accounting Policies
Subsequent Events, page F-7

5. Please disclose the specific date the financial statements were available for issuance (i.e., through which subsequent events were evaluated) in accordance with ASC 855-10-50-1.
Exhiibits, page 33

6. Please file all exhibits with your next amendment, including your legality opinion and subscription agreement. See Item 601 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tracey Houser, Staff Accountant at (202)551-3736 or Terence O'Brien,
Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward Kelly, Staff Attorney, at (202)
551-3728 or Kate McHale, Staff Attorney, at (202) 551-3464 with any other questions.



                                                                Sincerely,
FirstName LastNameVeniamin Minkov
                                                                Division of
Corporation Finance
Comapany NameUnex Holdings, Inc.
                                                                Office of
Manufacturing and
December 3, 2018 Page 2                                         Construction
FirstName LastName